Filed by IDEC Pharmaceuticals Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: IDEC Pharmaceuticals Corporation
Commission File No. 0-19311

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BIOGEN IDEC INC.

Strategic Acceleration
“Creating the Next Global Biotech Leader”

A True Merger of Equals

New Biotechnology Industry Leader

Biogen	IDEC

Pioneer in Immunology, Neurobiology	Leader in Oncology

Developing in oncology	Growing focus in autoimmune diseases

Blockbuster drug: AVONEX (#1 MS product globally, $1.1 billion in 2002)	Blockbuster drug: Rituxan (#1 cancer therapeutic in US, $1.48 billion in 2002)

New product: AMEVIVE	New product: Zevalin

Biogenand IDEC: Facts and Figures

Biogen

• Headquarters:	Cambridge, MA

• Employees:	2,700

• 2002 revenue:	$1,148MM

• 2002 earnings:	$199MM

• Net cash(1):	$771MM

• Market cap(2):	$6,660MM

IDEC

• Headquarters:	San Diego, CA

• Employees:	1,000

• 2002 revenue:	$404MM

• 2002 earnings:	$148MM

• Net cash(1):	$756MM

• Market cap(2):	$6,334MM

(1)  Cash balance as of 31-Mar-2003. IDEC’ debt balance as of 31-Mar-2003 excludes in-the-money convertible notes.

(2)  Fully diluted market capitalization as of 29-May-2003. Dilutive impact of options calculated using the treasury method. Includes conversion of IDEC in-the-money convertible debt and convertible preferred stock.

Diversification of Revenue

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•  Avonex: At $1BN, providing critical mass in revenue

•  Rituxan:  New indications driving significant growth into the future

•  Zevalin: 1 year post launch, moving earlier in the treatment paradigm – potential to displace chemotherapy

•  Amevive:  A compelling new biologic to treat psoriasis, launched in February

•  Antegren:  Powerful addition to the immunology franchise by 2005

Leverage Improved by Combining Pipelines

Autoimmune, Inflammation and Other

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Oncology

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Combined R&D: Powerhouse for Discovery

LTM R&D(1) as of 31-Mar-2003

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(1)  Source:  Public filings.

The Next Global Biotech Leader

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Deep, Experienced Executive Team

Officer	Title	Years Experience at BIOGEN IDEC	Total Years Experience	Background

William H. Rastetter	Executive Chairman	16	21	IDEC: CEO; CFO; R&D, Operations, Finance Genentech: Research, Corporate Ventures

James C. Mullen	Chief Executive Officer	14	23	Biogen: CEO; COO; International SmithKline Beckman: Engineering and Manufacturing

William R. Rohn	Chief Operating Officer	10	38	IDEC: Commercial, Corporate Development Adria (Pharmacia), Abbott, Mead Johnson: S&M

Peter N. Kellogg	Chief Financial Officer	3	23	Biogen: CFO PepsiCo: Finance, International

Nabil Hanna	Chief Scientific Officer	14	30	IDEC: Research and Preclinical Development SmithKline Beecham: Immunology; NCI: Research

Burt A. Adelman	Chief Development Officer	12	23	Biogen: EVP, R&D; VP, Medical Research Harvard Medical School: Oncologist, Lecturer

Our Organizational Structure

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Cultures of Common Values

•                  Our cultural hallmarks are and will continue to be:

•                  Pride in innovation and discovery

•                  Accountability

•     Teamwork

•                  Decision-making speed

•                  Honesty and candor

•                  Execution

•                  Meritocracy

•                  An appreciation that strength and competitiveness are gained and maintained through continual growth, transformation and renewal of the corporation and its employees.

What This Merger Means

•                   Opportunity

•                  Bigger company

•                  More diversification

•                  Greater financial strength

•                   New Challenges

•                  Contribute to the merger’s success

•                  Build something new

What You Can Expect

•     You should expect that the Company will:

•                  Assign our best people to make critical decisions about the new company

•                  Inform employees and departments as quickly as possible

•                  Be direct and honest along the way

•                  Provide competitive rewards

•                  In return, the company needs us to be:

•                  Patient: It will take time to do a thorough job

•                  Supportive: We will need the cooperation of many people to make this successful

•                  Prepared for change: Combining companies is difficult and will result in many changes, some may be uncomfortable, many will be exhilarating

•                  Focused on your goals: Only a few months until closing. There’s a lot of work to do and challenging objectives to meet.

Schedule of Events

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Additional Information and Where to Find It

IDEC Pharmaceuticals Corporation intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant documents in connection with the proposed transaction. Investors and security holders of Biogen and IDEC are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about IDEC, Biogen and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC’s website at www.sec.gov.  A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121, Investor Relations, or from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Investor Relations.  In addition, investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC’s website at www.idecpharm.com and investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen’s website at www.biogen.com.  IDEC, Biogen and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction will be included in the joint proxy statement/prospectus.